Exhibit (h)(9)

APPENDIX A

Dated October 8, 2026, to the
Fee Waiver Agreement dated June 23, 2026,
by and between KraneShares Trust and Krane Funds Advisors, LLC

Fund	Waiver Period	Annual Waiver
KraneShares Bosera MSCI China A 50 Connect Index ETF	Through August 1, 2028	0.23%
KraneShares Global Humanoid Robotics and Physical AI Index ETF (formerly, KraneShares Global Humanoid and Embodied Intelligence Index ETF)	Through August 1, 2028	0.10%
KraneShares MSCI All China Health Care Index ETF	Through August 1, 2028	0.14%
KraneShares MSCI Emerging Markets ex China Index ETF	Through August 1, 2028	0.35%
KraneShares Public-Private Emerging Markets Internet and Technology ETF (formerly, KraneShares Emerging Markets Consumer Technology Index ETF)	Through August 1, 2028	0.30%
KraneShares Sustainable Ultra Short Duration Index ETF	Through August 1, 2028	0.10%